

Mail Stop 3561

June 5, 2018

Jeffrey A. Lubchansky
Chief Executive Officer
Wall Street Media Co, Inc.
110 Front Street, Suite 300
Jupiter, FL 33477

> **Re: Wall Street Media Co, Inc.**
> **Form 10-K For the fiscal year ended September 30, 2017**
> **Filed December 29, 2017**
> **File No. 333-163439**

Dear Mr. Lubchansky:

We issued comments to you on the above captioned filing on April 4, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 19, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products